SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Redback Networks Inc.

(Name of Subject Company)

Redback Networks Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209101

(CUSIP Number of Class of Securities)

Kevin A. DeNuccio

Director, Chief Executive Officer

and President

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John Sheridan, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006, as amended (as previously filed with the SEC, the “Schedule 14D-9”), by Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”), relating to the tender offer made by Maxwell Acquisition Corporation, a Delaware corporation (“Offeror”), and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Parent”), as set forth in a Tender Offer Statement filed by Offeror and Parent on Schedule TO, dated December 22, 2006, as amended (as previously filed with the SEC, the “Schedule TO”), to pay $25.00 net per share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2006, as amended, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.

Item. 8. Additional Information.

1.	The section of Item 8 entitled “Antitrust; Germany” is hereby amended and restated as follows:

“Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on December 21, 2006 and the acquisition has been approved by the FCO.”

2.	The last paragraph of section of Item 8 entitled “Litigation” is hereby amended and supplemented by adding the following sentence:

“On January 22, 2007, the Company and the individual defendants filed a demurrer to the complaint, which is scheduled to be heard on February 27, 2007.”

3.	Item 8 is hereby amended and supplemented by adding the following section:

“The Offer. The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, January 23, 2007. According to American Stock Transfer & Trust Company, the depositary for the Offer, approximately 71.5 million Shares (including Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing in excess of 90% of the outstanding Shares. The Offeror has accepted for payment all validly tendered Shares in accordance with the terms of the Offer.

On January 24, 2007, Parent issued a press release announcing the results of the Offer as of the expiration of the initial offering period. Parent also announced that it intends to effect the Merger through a short-form merger as soon as practicable. In connection with the short-form merger, each Share not tendered pursuant to the Offer (other than Shares held by (a) Parent, Offeror and the Company, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $25.00 per share in cash, without interest. Following the consummation of the short-form merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REDBACK NETWORKS INC.

Dated: January 24, 2007	/s/ Thomas L. Cronan, III
Thomas L. Cronan, III Senior Vice President of Finance and Administration, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated December 22, 2006 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006, as amended).

(a)(2)	Form of Letter Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).

(a)(3)*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(4)*	Letter dated December 22, 2006 to stockholders of Redback Networks Inc.

(a)(5)	Press Release issued by Redback Networks Inc. December 19, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(6)	Transcript of Conference call Conducted by Redback Networks Inc. on December 20, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 21, 2006).

(a)(7)	Email distributed by Kevin A. DeNuccio to Redback Networks Inc. Employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(8)	Letter to Employees of Redback Networks Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(9)	Redback Networks Inc. Employee FAQ (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(10)	Letter dated January 4, 2007 to Redback Networks Inc. from Telefonaktiebolaget LM Ericsson (publ) (incorporated by reference to Exhibit (d)(7) to Amendment No. 2 to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on January 4, 2007).

(e)(1)	Amended and Restated Bylaws of Redback Networks Inc. (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-Q filed on May 15, 2001).

(e)(2)	Agreement and Plan of Merger between Telefonaktiebolaget LM Ericsson (publ), Maxwell Acquisition Corporation and Redback Networks Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on December 20, 2006).

(e)(3)	Form of Indemnification Agreement between Redback Networks Inc. and each of its directors and officers (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

(e)(4)	Redback Networks Inc. 1999 Stock Incentive Plan Notice of Restricted Stock Award to Kevin A. DeNuccio dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

(e)(5)	Amendment to Employment Agreement between Redback Networks Inc. and Kevin A. DeNuccio dated September 22, 2006 (which is incorporated herein by reference to Exhibit 10.45(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

Exhibit Number	Description

(e)(6)	Employment Agreement between Redback Networks Inc. and Ebrahim Abbasi, dated October 2, 2001 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Form 10-Q filed on August 9, 2004).

(e)(7)	Employment Agreement between Redback Networks Inc. and Georges Antoun, dated August 22, 2001 (which is incorporated herein by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002) and amendment thereto dated January 3, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Form 10-Q filed on May 10, 2004).

(e)(8)	Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated January 15, 2003 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

(e)(9)	Offer letter agreement between Redback Networks Inc. and Scott Marshall dated September 13, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on October 6, 2004).

(e)(10)	Amendment to Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.43(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(11)	Amendment to Employment Agreement between Redback Networks Inc. and Erahim Abbasi dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.41(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(12)	Amendment to Employment Agreement between Redback Networks Inc. and Scott Marshall dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.44(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(13)	Amendment to Employment Agreement between Redback Networks Inc. and Georges Antoun dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.42(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(g)	Not Applicable.

Annex I*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II*	Opinion of UBS Securities LLC, dated December 19, 2006.

*	Previously filed with Schedule 14D-9 on December 22, 2006.